UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X)	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2002
OR
( )	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-15449

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

The Stewart Enterprises
Employees’ Retirement Trust
(A Profit Sharing Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

Stewart Enterprises, Inc.
110 Veterans Memorial Boulevard
Metairie, LA 70005

Stewart Enterprises
Employees’ Retirement Trust
(A Profit Sharing Plan)
Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

Stewart Enterprises Employees’ Retirement Trust
Contents
December 31, 2002 and 2001

Page(s)

Report of Independent Auditors	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9
Supplemental Schedule
Schedule of Assets (Held at End of Year)	10

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of
Stewart Enterprises Employees’ Retirement Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Stewart Enterprises Employees’ Retirement Trust (a profit-sharing plan) (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
New Orleans, Louisiana
June 12, 2003

Stewart Enterprises Employees’ Retirement Trust
(A Profit-Sharing Plan)
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001

Assets
Investments, at fair value
Cash equivalents	$7,961,984	$7,679,887
Mutual funds — fixed income	17,406,335	18,321,098
Mutual funds — equity	15,254,479	19,245,408
Mutual funds — mixed	8,219,159	7,193,849
Stewart Enterprises Company Stock Fund	10,895,519	11,818,349
Participant loans, at cost	2,240,602	1,847,830

Total investments	61,978,078	66,106,421

Receivables
Employer contribution	1,594,512	1,625,902
Employee contributions	71,812	346,637

Total receivables	1,666,324	1,972,539

Net assets available for benefits	$63,644,402	$68,078,960

The accompanying notes are an integral part of these financial statements.

Stewart Enterprises Employees’ Retirement Trust
(A Profit-Sharing Plan)
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2002 and 2001

	2002	2001

Additions to Net Assets Attributed To
Investment income (loss)
Net appreciation (depreciation) in investments	$(7,339,868)	$2,560,144
Interest and dividends	1,340,904	1,437,901

Total investment income (loss)	(5,998,964)	3,998,045

Contributions:
Employer	3,087,703	3,035,329
Employees	4,850,001	5,117,707
Other	39,304	142,292

Total contributions	7,977,008	8,295,328

Deductions from net assets attributed to
Benefits and withdrawals paid to participants	6,540,966	7,966,105
Trustee fees and administrative expenses	25,704	21,470

Total deductions	6,566,670	7,987,575

Net increase (decrease) prior to net transfers from other plans	(4,588,626)	4,305,798
Net transfers from other plans	154,068	154,511

Net increase (decrease)	(4,434,558)	4,460,309
Net assets available for benefits
Beginning of year	68,078,960	63,618,651

End of year	$63,644,402	$68,078,960

The accompanying notes are an integral part of these financial statements.

Stewart Enterprises Employees’ Retirement Trust
(A Profit-Sharing Plan)
Notes to Financial Statements
December 31, 2002 and 2001

1.	Plan Description

The following description of Stewart Enterprises Employees’ Retirement Trust (a profit-sharing plan) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General
The Plan, which is a defined contribution plan under the Internal Revenue Code, was established by Stewart Enterprises, Inc. (the “Company”), the Plan sponsor, for the benefit of its employees. The Plan became effective January 1, 1981. Individuals employed by the Company or certain of its subsidiaries and affiliates are eligible to participate in the Plan upon reaching the age of 21 and the completion of one year of service.

Plan Administration
The administration of the Plan is the responsibility of the Company. Administrative expenses incurred by the Plan are borne by the Company. The responsibility for the investment, reinvestment, control and disbursement of the funds rests with Reliance Trust Company (“Trustee”) with Massachusetts Financial Services (“Agent”) acting as the agent of the Trustee and recordkeeper to the Plan.

Contributions
Eligible employees may contribute from 1% to 15% of compensation to the Plan. Effective January 1, 2002, the annual compensation of each participant taken into account in determining allocations for any Plan year shall not exceed $200,000, as adjusted for cost-of-living increases. This amount represents the employees’ qualified contribution. Employee contributions are eligible for Company matching contributions at the rate of $0.50 for each $1.00 contributed, limited to 5% of an employee’s compensation. Eligible employees may contribute to the Plan each pay period through payroll deductions.

The Company’s discretionary contribution to the Plan is determined each year by the Board of Directors. The maximum contribution by the Company in any one year, including all matching contributions, cannot exceed 15% of total compensation of all participants. The discretionary contribution is allocated among participants in the ratio that the total of each participant’s Plan compensation bears to the Plan compensation for all participants eligible to share in discretionary Company contributions for such Plan year as defined by the Plan. Discretionary Company contributions shall be allocated to the accounts of participants who have completed one year of service and are employed by the Company on the last day of the Plan year. If an employee terminates and is not vested, the account is forfeited and reallocated to participants who are entitled to receive an allocation of discretionary employer contributions for the year. It will be allocated to those participants in the same manner as are discretionary employer contributions. The Company contributed $1,642,249 and $1,718,262 in matching contributions to the Plan in 2002 and 2001, respectively. Additionally, the Company made $1,445,454 and $1,317,067 of discretionary contributions in 2002 and 2001, respectively.

Stewart Enterprises Employees’ Retirement Trust
(A Profit-Sharing Plan)
Notes to Financial Statements
December 31, 2002 and 2001

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twelve mutual funds, the Stewart Enterprises Company Stock Fund and a money market account as investment options for participants.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s matching and discretionary contributions, (b) Plan earnings or losses, and (c) forfeitures of terminated participants’ non-vested matching and discretionary accounts and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan document. Effective January 1, 2002, the annual compensation of each participant taken into account in determining allocations for any Plan year shall not exceed $200,000, as adjusted for cost-of-living increases. The benefit to which a participant is entitled is limited to the participant’s vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. Effective January 1, 2002, a participant is 100 percent vested after three years of credited service.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 6.25% to 11.5%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. The term of the loans can range between a minimum of one year to a maximum of five years. Principal and interest is paid ratably through monthly payroll deductions.

Payments of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or annual installments, as defined by the Plan.

Forfeited Accounts
At December 31, 2002 and 2001, forfeited non-vested accounts totaled $123,012 and $228,845, respectively. These accounts will be allocated to the participants in the same manner as the Company’s discretionary contribution. The amount of unallocated forfeitures as of December 31, 2002 and 2001 was approximately $479,000 and $337,000, respectively.

Stewart Enterprises Employees’ Retirement Trust
(A Profit-Sharing Plan)
Notes to Financial Statements
December 31, 2002 and 2001

2.	Summary of Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis and present the net assets of the Plan that are available for benefits and the related changes in those net assets.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of the investments.

Investment Valuation and Income Recognition
The Plan’s mutual fund investments are stated at fair value. Quoted market prices are used to determine fair value. Cash equivalents consist of money market funds at market value. The Plan’s investment in Stewart Enterprises, Inc. Class A Common Stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results could differ from those estimates.

Risk and Uncertainties
The Plan invests in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Reclassifications
Certain reclassifications have been made to the 2001 Statement of Net Assets Available for Benefits. These reclassifications had no effect on net assets available for benefits or changes in net assets available for benefits.

Stewart Enterprises Employees’ Retirement Trust
(A Profit-Sharing Plan)
Notes to Financial Statements
December 31, 2002 and 2001

3.	Investments

Information relative to investments at December 31, 2002 and 2001, is as follows:

		2002	2001

* MFS Fixed Fund — Institutional Series		$7,961,984	$7,679,887
Mutual Funds — fixed income
*	MFS Bond Fund	12,003,470	11,873,191
*	Legg Mason Value Trust Fund	5,402,865	6,447,907

		17,406,335	18,321,098

Mutual Funds — equity
*	Massachusetts Investors Trust	8,855,678	12,121,619
	MFS New Discovery Fund	723,458	1,073,364
	MFS Emerging Growth Fund	2,300,414	3,111,104
	Legg Mason Special Investment Fund	853,982	769,872
	MFS Global Equity Fund	2,002,239	2,080,725
	MFS Core Growth Fund	168,263	72,822
	Legg Mason Opportunity Trust	350,445	15,902

		15,254,479	19,245,408

Mutual Funds — mixed
	MFS Asset Allocation Fund — Aggressive	3,158,983	3,024,593
*	MFS Asset Allocation Fund — Moderate	3,717,508	3,167,747
	MFS Asset Allocation Fund — Conservative	1,342,668	1,001,509

		8,219,159	7,193,849

* Stewart Enterprises Company Stock Fund**		10,895,519	11,818,349

Participant loans		2,240,602	1,847,830

		$61,978,078	$66,106,421

*	Denotes investment exceeds 5% of the net assets available for benefits.
**	A portion of this fund was non-participant directed until October 1, 2002 (see Note 4).

During the years ended December 31, 2002 and 2001, the Plan’s investments (including investments bought and sold during the year) appreciated (depreciated) in value as follows:

	2002	2001

Mutual funds	$(6,530,621)	$(5,145,926)
Stewart Enterprises Company Stock Fund	(809,247)	7,706,070

Net appreciation (depreciation) in investments	$(7,339,868)	$2,560,144

Stewart Enterprises Employees’ Retirement Trust
(A Profit-Sharing Plan)
Notes to Financial Statements
December 31, 2002 and 2001

4.	Stewart Enterprises Company Stock Fund (“The Fund”)

The Fund is a blend of Stewart Enterprises, Inc. Class A Common Stock and cash, and is not a mutual fund. Participants are allowed to direct their contributions as well as employer matching contributions to the Fund. Profit sharing contributions to the Fund by the Company were not participant directed through September 30, 2002. As of October 1, 2002, all contributions, including profit sharing contributions, are participant directed. All of the Stewart Enterprises, Inc. Class A Common Stock held by participants was contributed to the Fund upon its inception with each participant receiving units in the Fund in exchange for their shares of the stock. The value of the individual units is determined by dividing the quoted market price of the stock plus residual cash by the number of units in the Fund.

Information about the net assets and the significant components of the changes in net assets relating to the Fund is as follows:

	December 31,

	2002	2001

Net assets:
Stewart Enterprises Company Stock Fund*	$10,895,519	$11,818,349

	For the Year Ended
	December 31,

	2002	2001

Changes in net assets:
Contributions	$1,529,357	$2,491,344
Net appreciation (depreciation)	(809,247)	7,706,070
Benefits paid to participant	(1,085,181)	(1,528,331)
Transfers to participant directed investments	(549,996)	(330,054)
Other	(7,763)	25,005

	$(922,830)	$8,364,034

*	At December 31, 2002, the entire Fund is participant directed.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become immediately 100% vested in their accounts.

Stewart Enterprises Employees’ Retirement Trust
(A Profit-Sharing Plan)
Notes to Financial Statements
December 31, 2002 and 2001

6.	Tax Status

The Plan obtained its latest determination letter on May 6, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter but the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Agent. The Agent is the recordkeeper as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

Participants may elect to invest in the common stock of the Company, the sponsor of the Plan. In 2002, the Plan sold 221,458 shares of Company common stock with a market value of $1,323,431. In 2001, the Plan sold 190,466 shares of Company common stock with a market value of $404,515. Realized gains (losses), net related to the sale of Company stock by the Plan were $(50,782) and $544,510 for the years ended December 31, 2002 and 2001, respectively.

8.	Subsequent Event

As of January 1, 2003, the Plan was amended to include the following relevant provisions.

Contributions A participant shall be permitted to make after tax voluntary contributions of up to 100 percent of compensation.

Spinoff of Puerto Rico Assets
Effective January 1, 2003, the Plan will no longer be offered to Puerto Rico employees. The Plan shall spin-off to the Stewart Enterprises Puerto Rico Employees Retirement Trust all the assets and liabilities of the Plan associated with the account balances maintained by the Plan for these employees.

Stewart Enterprises Employees’ Retirement Trust
(A Profit-Sharing Plan)
Schedule of Assets (Held at End of Year)
As of December 31, 2002
EIN # 720693290, Plan #001

Identity of Issuer, Borrower,	Description of	Current
Lessor or Similar Party	Investment	Value

* MFS Fixed Fund — Institutional Series	Money Market	$7,961,984

		7,961,984

* MFS Bond Fund	Mutual Fund - Fixed Income	12,003,470
Legg Mason Value Trust Fund	Mutual Fund - Fixed Income	5,402,865

		17,406,335

* Massachusetts Investors Trust	Mutual Fund - Equity	8,855,678
* MFS New Discovery Fund	Mutual Fund - Equity	723,458
* MFS Emerging Growth Fund	Mutual Fund - Equity	2,300,414
Legg Mason Special Investment Fund	Mutual Fund - Equity	853,982
* MFS Global Equity Fund	Mutual Fund - Equity	2,002,239
* MFS Core Growth Fund	Mutual Fund - Equity	168,263
Legg Mason Opportunity Trust	Mutual Fund - Equity	350,445

		15,254,479

* MFS Asset Allocation Fund — Aggressive	Mutual Fund - Mixed	3,158,983
* MFS Asset Allocation Fund — Moderate	Mutual Fund - Mixed	3,717,508
* MFS Asset Allocation Fund — Conservative	Mutual Fund - Mixed	1,342,668

		8,219,159

* Stewart Enterprises Company Stock Fund	Blend of Stewart Enterprises, Inc.
	Class A Common Stock and Cash	10,895,519

* Participant loans	Interest rates ranging from 6.25% to
	11.5% and maturing from January 1,
	2003 to December 18, 2007	2,240,602

Total assets held		$61,978,078

*	Denotes a party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Stewart Enterprises, Inc. (Administrator of the Stewart Enterprises Employees’ Retirement Trust (A Profit Sharing Plan))

June 27, 2003	/s/ KENNETH C. BUDDE Kenneth C. Budde Executive Vice President and Chief Financial Officer

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST (A PROFIT-
SHARING PLAN)

Exhibit
Number

23.1	Consent of Independent Accountants
99.1	Certification required by Section 906 of the Sarbanes-Oxley Act